Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS REPORTS ADDITIONAL 2010 DRILL RESULTS FROM THE DOLORES
MINE AND LA VIRGINIA PROJECT

VANCOUVER, BRITISH COLUMBIA – February 14, 2011 - Minefinders Corporation Ltd. is pleased to report additional drill results from the 2010 exploration programs at the Company’s Dolores Mine and La Virginia Project.

“We are very pleased with the results of the 2010 drill program at the Dolores Mine and at La Virginia,” commented Mark Bailey, President and Chief Executive Officer. “Drilling at Dolores continues to confirm potential to increase the size of the open pit, particularly to the south, and also significant underground mineralization. Step-out drilling at our recent La Virginia discovery continues to intersect high-grade gold and silver and we will work toward establishing an initial resource at La Virginia.”

Dolores Mine Exploration Results

The 2010 drill program at the Dolores Mine focused in part on expansion of mineralization to the south end of the Dolores open-pit mine as well as the extension of deeper high-grade mineralization indicative of underground mine potential. Highlights from drill holes completed subsequent to those reported in the October 12, 2010 news release include hole D10-562C that intercepted 42.0 metres averaging 12.44 grams per tonne (“gpt”) gold with 75.3 gpt silver (13.69 gpt gold-equivalent (“AuEq”)) from 178 metres to 220 metres of depth. This intercept, which is located approximately 50 metres beneath the current life of mine open pit included an internal interval of 12 metres assaying 40.2 gpt gold and 163.9 gpt silver (42.9 gpt AuEq). Extension of this high grade mineralization an additional 120 metres down-dip is indicated by drill hole 551C that intercepted 6.0 metres in the same structure averaging 8.46 gpt gold and 86.5 gpt silver (9.9 gpt AuEq) including 2.0 metres of 24.24 gpt gold with 6.7 gpt silver.

Other high-grade intercepts include holes D010-546 with 4.0 metres averaging 13.75 gpt gold and 612.1 gpt silver (23.95 gpt AuEq), D010-551 with 2.0 metres assaying 24.24 gpt gold and 6.7 gpt silver (24.35 gpt AuEq), D010-552 with 2 metres assaying 8.23 gpt gold and 30 gpt silver (8.73 gpt AuEq) and D010-563 with 4.0 metres averaging 4.9 gpt gold and 21 gpt silver (5.25 gpt AuEq). Numerous holes encountered anomalous gold with elevated silver values, such as D010-541 which intercepted 16 metres averaging 52.75 gpt silver with 0.82 gpt gold. Additional drilling in these areas is planned to test for higher gold grades below the high-grade silver zone. Mineralization remains open at depth and to the south of the present Dolores open pit mine. Additional selected drill results are highlighted in Appendix 1 to this release.

Exploration drilling results at Dolores to date will be incorporated into an updated resource which is expected to be completed during the first quarter of 2011.

La Virginia Exploration Results

During the fourth quarter of 2010, exploration drilling at the La Virginia property focused in part on expansion drilling within the central structural zone of high-grade intercepts previously reported in a news release dated September 20, 2010. Notable intercepts from this step-out drilling include 9.6 metres of 3.16 gpt gold with 195.0 gpt silver (6.41 gpt AuEq) from 175.1 to 184.7 metres of depth in hole LV10-25C including 0.7 metres of 14.06 gpt gold and 1,194.7 gpt silver (33.97 gpt AuEq) and 0.9 metres of 14.16 gpt gold and 606.0 gpt silver (24.26 gpt AuEq).

A second core rig was added to the project late in the fourth quarter of 2010 and is drilling in an area 1.2 kilometres south of the central zone. High-grade mineralization was intercepted in hole LV10-13C including 3.0 metres averaging 5.25 gpt gold and 329.7 gpt silver (10.74 gpt AuEq) within a larger 23.0 metre interval averaging 1.14 gpt gold with 78.9 gpt silver (2.45 gpt AuEq) from a depth of 278.5 metres to 301.5 metres. Drill hole 13C is a step-out from previously reported hole LV10-4C. Exploration efforts also included completion of 7 drill holes 1 to 3 kilometres north of the central target area that intercepted low-levels of gold and silver higher in the system. Deeper drilling is planned in this area to test for higher-grade mineralization similar to the gold and silver intercepts being investigated to the south.

Exploration to date within the overall La Virginia area has defined several mineralized trends that extend for a total strike length of over 20 kilometres. Seven target areas have been defined to date and the central La Virginia zone is the only one that has been drill tested. The drilling program, the first ever conducted on this zone, commenced in April 2010 and has focused on testing the potential depth extent of high-grade mineralization exposed within several structures over a strike length of 7 kilometres within the main La Virginia district. As of December 31, 2010, the Company had completed 26 core holes totalling 6,695 metres on mineralized structures of the central La Virginia Zone.

The La Virginia project is located approximately 220 kilometres east-northeast of Hermosillo, Sonora, Mexico and is 100 kilometres north-northwest of the Company's Dolores mine. The land package encompasses more than 34,000 hectares within a geologic environment similar to that of the Dolores gold and silver deposit. Additional drill results and location maps can be found on the Company’s website.

Quality Control and Assurance

Gold-equivalent values are estimated using a 60 to 1 silver to gold ratio. All intervals are reported as down-hole lengths and are not corrected to true widths for the mineralized intervals.

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from the reported intervals were comprised of HQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex or Inspectorate) or Durango, Mexico (Inspectorate).

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores and La Virginia projects and is responsible for the contents of this news release.

Timing for Release of Full 2010 Financial and Operating Results

After market close on Thursday, February 24, 2011 Minefinders will release its full 2010 financial and operating results. An investor conference call will be held on Friday, February 25, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing toll-free 1-877-240-9772 or 1-416-340-8527 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will also be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until March 4, 2011 by calling toll-free 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S and entering pass code 6506584.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.  For more information, please visit our website at www.minefinders.com.

Investor contacts:
Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company's ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management's Discussion and Analysis for the quarter ended September 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Appendix 1: Dolores Selected Drill Results

Drill Hole	From (metres)	To (metres)	Length (metres)	AU gpt	AG gpt	AuEq(1) gpt	Consolidated Intervals
							Average AuEq(1) gpt	Length (metres)

D010-541 215	430	432	2	0.974	26	1.41	1.71	6
D010-541 216	432	434	2	1.36	95	2.94
D010-541 217	434	436	2	0.542	14	0.78

D010-541 225	450	452	2	0.471	37.5	1.10	1.695	16
D010-541 226	452	454	2	1.136	70	2.30
D010-541 227	454	456	2	1.307	84.5	2.72
D010-541 228	456	458	2	1.194	76.5	2.47
D010-541 229	458	460	2	0.401	20	0.73
D010-541 230	460	462	2	0.321	20	0.65
D010-541 231	462	464	2	0.9	51	1.75
D010-541 232	464	466	2	0.793	62.5	1.84

D010-542 176	352	354	2	0.742	20.5	1.08
D010-542 177	354	356	2	1.464	8.9	1.61

D010-542 181	362	364	2	1.196	39	1.85

D010-543 180	376	378	2	0.796	11.1	0.98	1.3	6
D010-543 181	378	380	2	1.524	35.6	2.12
D010-543 182	380	382	2	0.386	25	0.80

D010-544 78	156	158	2	0.192	202.5	3.57

D010-544 85	170	172	2	0.026	62.1	1.06

D010-544 127	254	256	2	0.288	14.1	0.52
D010-544 128	256	258	2	0.225	29.7	0.72

D010-544 133	266	268	2	0.455	18.8	0.77
D010-544 134	268	270	2	0.284	15	0.53

D010-544 149	298	300	2	2.547	68.8	3.69

D010-544 199	398	400	2	0.653	27.1	1.10

D010-544 230	460	462	2	1.893	53.6	2.79	1.72	4
D010-544 231	462	464	2	0.431	13.5	0.66

D010-546 95	190	192	2	1.055	407.5	7.85	2.63	8
D010-546 96	192	194	2	0.122	11.5	0.31
D010-546 97	194	196	2	0.266	52	1.13
D010-546 98	196	198	2	0.57	38.9	1.22

D010-546 164	258	260	2	1.762	28.4	2.24	2.2	4
D010-546 165	260	262	2	1.86	18.5	2.17

D010-546 210	420	422	2	1.578	163.2	4.30	2.64	4
D010-546 211	422	424	2	0.74	15	0.99

D010-546 218	436	438	2	25.201	1103.7	43.60	23.95	4

	From	To	Length	AU	AG	AuEq(1)	Consolidated Intervals
Drill Hole	(metre)	(metres)	(metres)	gpt	gpt	gpt	Average AuEq(1) gpt	Length (metres)

D010-546 219	438	440	2	2.301	120.4	4.31

D010-548 121	242	244	2	1.44	61.5	2.47

D010-548 123	246	248	2	0.81	20	1.14	1.15	6
D010-548 124	248	250	2	1.066	34.5	1.64
D010-548 125	250	252	2	0.404	16.8	0.68

D010-550 92	184	186	2	0.923	30	1.42
D010-550 93	186	188	2	0.427	11	0.61

D010-551 122	244	246	2	0.891	243.2	4.94	9.9	6
D010-551 123	246	248	2	0.235	9.6	0.40
D010-551 124	248	250	2	24.241	6.7	24.35
D010-551 125	250	252	2	0.611	6	0.71

D010-551 138	276	278	2	0.913	10	1.08

D010-552 33	66	68	2	0.63	26	1.06

D010-552 57	114	116	2	8.234	30	8.73	4.67	4
D010-552 58	116	118	2	0.301	18.5	0.61

D010-552 84	168	170	2	0.176	65.5	1.27

D010-552 95	190	192	2	0.282	140.1	2.62

D010-552 115	230	232	2	0.316	56.5	1.26

D010-552 120	240	242	2	0.528	36	1.13

D010-552 126	252	254	2	0.938	8.5	1.08

D010-553 48	96	98	2	0.11	28.5	0.59
D010-553 49	98	100	2	0.303	29.2	0.79
D010-553 50	100	102	2	0.102	30.8	0.62
D010-553 51	102	104	2	0.151	26.9	0.60
D010-553 52	104	106	2	0.871	42.3	1.58
D010-553 53	106	108	2	0.697	10.1	0.87

D010-553 70	140	142	2	0.128	69.5	1.29
D010-553 71	142	144	2	0.18	14.4	0.42
D010-553 72	144	146	2	0.073	19	0.39
D010-553 73	146	148	2	0.255	15	0.51
D010-553 74	148	150	2	0.121	23.1	0.51
D010-553 75	150	152	2	0.051	19.2	0.37
D010-553 76	152	154	2	0.116	18	0.42
D010-553 77	154	156	2	0.121	29.5	0.61
D010-553 78	156	158	2	0.095	34	0.66

D010-554 28	56	58	2	0.164	28.5	0.64
D010-554 29	58	60	2	0.064	27.5	0.52
D010-554 30	60	62	2	0.027	19.5	0.35
D010-554 31	62	64	2	0.265	19.5	0.59

	From	To	Length	AU	AG	AuEq(1)	Consolidated Intervals
Drill Hole	(metre)	(metres)	(metres)	gpt	gpt	gpt	Average AuEq(1) gpt	Length (metres)

D010-554 32	64	66	2	0.09	16.5	0.37
D010-554 33	66	68	2	0.078	13.5	0.30

D010-555 01	2	4	2	0.592	36.5	1.20
D010-555 02	4	6	2	0.328	29	0.81
D010-555 03	6	8	2	0.436	14	0.67

D010-555 08	16	18	2	0.121	19.5	0.45
D010-555 09	18	20	2	0.256	17	0.54
D010-555 10	20	22	2	0.305	29	0.79
D010-555 11	22	24	2	0.258	34.5	0.83
D010-555 12	24	26	2	0.277	25.5	0.70
D010-555 13	26	28	2	0.099	28	0.57
D010-555 14	28	30	2	0.291	21	0.64
D010-555 15	30	32	2	0.169	29	0.65

D010-555 156	312	314	2	0.129	14.5	0.37
D010-555 157	314	316	2	0.177	14	0.41
D010-555 158	316	318	2	0.424	55	1.34
D010-555 159	318	320	2	0.097	19	0.41
D010-555 160	320	322	2	0.192	51.5	1.05

D010-556 115	230	232	2	0.22	53	1.10

D010-556 124	248	250	2	0.821	11	1.00
D010-556 125	250	252	2	0.198	32.5	0.74

D010-556 214	428	430	2	0.335	47	1.12
D010-556 215	430	432	2	0.239	79.5	1.56

D010-556 220	440	442	2	0.849	211.5	4.37

D010-557 156	312	314	2	0.927	5	1.01
D010-557 157	314	316	2	0.541	9.5	0.70
D010-557 158	316	318	2	0.479	30	0.98
D010-557 159	318	320	2	0.454	23	0.84
D010-557 160	320	322	2	0.469	20	0.80
D010-557 161	322	324	2	0.253	59.1	1.24
D010-557 162	324	326	2	0.38	27.5	0.84
D010-557 163	326	328	2	0.208	10.5	0.38
D010-557 164	328	330	2	0.255	25.5	0.68

D010-557 170	340	342	2	0.934	179.2	3.92	3.23	4
D010-557 171	342	344	2	0.872	100	2.54

D010-557 172	346	348	2	0.117	39.5	0.78

D010-559 158	316	318	2	0.511	47.5	1.30

D010-559 167	334	336	2	1.068	2.5	1.11
D010-559 168	336	338	2	1.736	1.5	1.76

D010-559 169	338	340	2	0.493	3.5	0.55

	From	To	Length	AU	AG	AuEq(1)	Consolidated Intervals
Drill Hole	(metre)	(metres)	(metres)	gpt	gpt	gpt	Average AuEq(1) gpt	Length (metres)

D010-559 192	384	386	2	0.441	26.5	0.88	4.72	6
D010-559 193	386	388	2	0.608	103.7	2.34
D010-559 194	388	390	2	2.736	491.7	10.93

D010-559 197	394	396	2	0.329	106.2	2.10

D010-559 205	410	412	2	0.373	57.5	1.33	2.32	4
D010-559 206	412	414	2	0.723	153	3.27

D010-559 224	448	450	2	1.133	82	2.50	1.87	4
D010-559 225	450	452	2	0.43	48.5	1.24

D010-559 230	460	462	2	0.206	37	0.82
D010-559 231	462	464	2	0.108	29.5	0.60
D010-559 232	464	466	2	0.107	32	0.64

D010-560 152	304	306	2	0.382	23.5	0.77

D010-560 156	312	314	2	1.113	5	1.20

D010-560 160	320	322	2	0.943	4.5	1.02

D010-560 162	324	326	2	5.625	9	5.78
D010-560 163	326	328	2	0.63	6.5	0.74
D010-560 164	328	330	2	0.161	29.5	0.65
D010-560 165	330	332	2	0.14	31	0.66

D010-561 99	198	200	2	0.344	17	0.63
D010-561 100	200	202	2	0.246	20.5	0.59
D010-561 101	202	204	2	0.529	15.5	0.79
D010-561 102	204	206	2	0.484	14.5	0.73
D010-561 103	206	208	2	0.352	10.5	0.53

D010-561 104	208	210	2	1.399	12.5	1.61	1.44	6
D010-561 105	210	212	2	1.171	16	1.44
D010-561 106	212	214	2	1.068	12.5	1.28

D010-561 107	214	216	2	0.267	20	0.60
D010-561 108	216	218	2	0.446	37	1.06
D010-561 109	218	220	2	0.52	22.5	0.90
D010-561 110	220	222	2	0.599	11	0.78

D010-561 129	258	260	2	0.507	22.5	0.88	1.72	4
D010-561 130	260	262	2	1.386	70	2.55

D010-562 63	128	130	2	0.068	32.5	0.61

D010-562 66	134	136	2	0.103	34.5	0.68

D010-562 72	146	148	2	0.099	61.5	1.12

D010-562 76	154	156	2	0.972	4.5	1.05

D010-562 81	164	166	2	0.799	13	1.02

	From	To	Length	AU	AG	AuEq(1)	Consolidated Intervals
Drill Hole	(metre)	(metres)	(metres)	gpt	gpt	gpt	Average AuEq(1) gpt	Length (metres)

D010-562 82	166	168	2	0.771	13.5	1.00
D010-562 83	168	170	2	0.973	26	1.41
D010-562 84	170	172	2	0.065	25.5	0.49
D010-562 85	172	174	2	0.158	27.5	0.62
D010-562 86	174	176	2	0.176	35.5	0.77
D010-562 87	176	178	2	0.374	37.5	1.00
D010-562 88	178	180	2	1.297	48	2.10	13.69	42
D010-562 89	180	182	2	2.073	40.5	2.75
D010-562 90	182	184	2	2.895	30.5	3.40
D010-562 91	184	186	2	3.914	49.5	4.74
D010-562 92	186	188	2	0.542	36	1.14

D010-562 93	188	190	2	5.897	65.5	6.99	42.92	12
D010-562 94	190	192	2	2.892	63	3.94
D010-562 95	192	194	2	23.863	137.3	26.15
D010-562 96	194	196	2	1.862	39	2.51
D010-562 97	196	198	2	174.45	491.3	182.64
D010-562 98	198	200	2	32.161	187	35.28

D010-562 99	200	202	2	0.598	157.3	3.22
D010-562 100	202	204	2	0.463	43	1.18
D010-562 101	204	206	2	0.958	69.5	2.12
D010-562 102	206	208	2	0.379	30.5	0.89
D010-562 103	208	210	2	0.499	12.5	0.71
D010-562 104	210	212	2	1.527	15.5	1.79
D010-562 105	212	214	2	1.935	11	2.12
D010-562 106	214	216	2	0.38	16.5	0.66
D010-562 107	216	218	2	1.979	10	2.15
D010-562 108	218	220	2	0.607	28	1.07

D010-562 216	432	434	2	1.515	136.9	3.80

D010-563 69	138	140	2	0.803	20.5	1.14
D010-563 70	140	142	2	0.537	14	0.77

D010-563 71	142	144	2	3.663	22.5	4.04	3.01	14
D010-563 72	144	146	2	1.106	22.5	1.48
D010-563 73	146	148	2	9.921	18	10.22
D010-563 74	148	150	2	1.015	37	1.63
D010-563 75	150	152	2	1.108	38	1.74
D010-563 76	152	154	2	0.673	14	0.91
D010-563 77	154	156	2	0.599	28	1.07

D010-563 78	156	158	2	0.261	19	0.58

D010-563 91	182	184	2	0.375	32.5	0.92

D010-563 92	184	186	2	0.191	21.5	0.55
D010-563 93	186	188	2	0.529	18.5	0.84

	From	To	Length	AU	AG	AuEq(1)	Consolidated Intervals
Drill Hole	(metre)	(metres)	(metres)	gpt	gpt	gpt	Average AuEq(1) gpt	Length (metres)
D010-563 94	188	190	2	0.216	16	0.48
D010-563 95	190	192	2	0.391	13	0.61
D010-563 96	192	194	2	0.089	15.5	0.35
D010-563 97	194	196	2	0.573	23.5	0.96
D010-563 98	196	198	2	0.528	30	1.03
D010-563 99	198	200	2	0.087	13.5	0.31
D010-563 100	200	202	2	0.162	72	1.36
D010-563 101	202	204	2	0.028	66	1.13
D010-563 102	204	206	2	0.185	49	1.00

D010-565 68	136	138	2	1.088	124.8	3.17

D010-565 112	224	226	2	0.803	139.7	3.13

D010-565 203	406	408	2	0.71	55.5	1.64	2.162	4
D010-565 204	408	410	2	0.968	103.2	2.69

D010-565 205	410	412	2	0.393	13.5	0.62

D010-565 208	416	418	2	0.713	45.5	1.47
D010-565 209	418	420	2	0.388	14.5	0.63

D010-565 216	432	434	2	1.014	9.5	1.17	1.58	12
D010-565 217	434	436	2	1.5	9	1.65
D010-565 218	436	438	2	0.635	11.5	0.83
D010-565 219	438	440	2	0.869	4.5	0.94
D010-565 220	440	442	2	1.226	10.5	1.40
D010-565 221	442	444	2	2.641	52	3.51

D010-565 223	446	448	2	1.248	17	1.53
D010-565 224	448	450	2	0.746	8.5	0.89
D010-565 225	450	452	2	0.524	6.5	0.63

D010-565 238	476	478	2	1.744	3.5	1.80

D010-565 243	486	488	2	1.305	7	1.42

(1)Gold-Equivalent ounces were estimated using a 60 to 1 silver to gold ratio.